RECEIVED
2014 JUL -8 PM 2:44
SEC / MR

14041212

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHEAST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd. 7th Floor
(No. and Street)

Mitchel Field, (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Perrone (516) 222-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Avenue, Suite 550 (Address) Garden City, (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 7/8/14

09 7/17/14

OATH OR AFFIRMATION

I, Stephen J. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman
Title

Notary Public

NOTARY PUBLIC STATE OF NEW YORK
COMM. EXP. 08-08-2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northeast Securities, Inc.
Mitchell Field, New York 11553

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. (a New York State corporation) (the Company), as of December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Because we were not engaged to audit the statement of income, changes in stockholders' equity, and cash flows, we did not extend our auditing procedures to enable us to express an opinion on results of operations and cash flows for the year ended December 31, 2013. Accordingly, we express no opinion on them.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Northeast Securities, Inc., as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
February 25, 2014

NORTHEAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents (Note 2)	$	6,733,334
Receivable from broker-dealers and clearing organizations		367,050
Securities owned:		
Marketable, at market value (Notes 3 and 4)		278,887
Not readily marketable, at estimated fair value (Notes 3 and 4)		1,234,396
Furniture and equipment at cost, less accumulated depreciation of $ 1,964,439 (Note 2)		102,689
Other assets (Notes 6 and 11)		872,190
	$	9,588,546

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations (Note 2)	$	46,791
Margin loan payable (Note 7)		415,305
Accounts payable and accrued liabilities		2,396,989
Securities sold, not yet purchased, at fair value (Note 3)		180,603
Income taxes payable, including deferred taxes of $ 285,178 (Note 12)		285,659
Security deposits payable		11,705
		3,337,052

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		-
Common stock, 20,000,000 shares $.01 par value authorized, 10,859,588 shares issued and outstanding		108,596
Additional paid-in capital		4,390,642
Retained earnings		5,785,347
		10,284,585
Less shares of common stock in treasury, at cost		(4,033,091)
Total Stockholders' Equity		6,251,494
	$	9,588,546

The accompanying notes are an
integral part of these financial statements.

NOTE 1 – ORGANIZATION & NATURE OF BUSINESS

Northeast Securities, Inc. ("the "Company"), founded in 1989, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving institutional and individual clients. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The business operates from several strategic office locations with the institutional office located at 100 Wall Street in New York City's financial district.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Real Property

Property and improvements are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Property at December 31, 2013 consisted of:

Equipment & Office Furniture	$ 1,854,516
Improvements	212,612
	2,067,128
Less: accumulated depreciation and amortization	(1,964,439)
Real property, net of accumulated depreciation and amortization	$ 102,689

Depreciation and amortization

Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months. Depreciation and amortization expense for the year ended December 31, 2013 totaled $ 50,386.

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* Accounting for Uncertainty in Income Taxes. As a result of implementation, the Company was not required to recognize any amounts from uncertain tax positions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Uncertain tax position (cont'd)

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Statement of Cash Flows

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

NOTE 3 – SECURITIES OWNED & SOLD, NOT YET PURCHASED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks and bonds	$ 278,887	$ 180,603

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2013 these securities at estimated fair values consisted of equities totaling $ 1,234,396.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company's investments are categorized below in three broad hierarchical levels based on market price observability as follows:

- Level 1 – Quoted prices in active markets for identical investments;
- Level 2 – Other significant observable inputs obtained from independent sources, for example, quoted prices for similar investments or the use of models or other valuation methodologies;
- Level 3 – Significant unobservable inputs including the Company's own assumptions based upon the best information available. Investments categorized as Level 3 include securities in which there is little, if any, market activity.

The designated Level for a security is not necessarily an indication of the risk associated with investing in that security.

The Company's investments as of December 31, 2013 are classified as follows:

	Level 1	Level 2	Level 3	Total Value
Marketable securities	$ 278,887	$ -	$ -	$ 278,887
Securities not readily marketable	13	98,228	1,136,155	1,234,396
Total	$ 278,900	$ 98,228	$ 1,136,155	$1,513,283

NOTE 5 – RELATED PARTY TRANSACTIONS

The company at times advances money to its subsidiaries on a short-term basis. At December 31, 2013, there was a subsidiary loan receivable in the amount of $ 348,972.

NOTE 6 – DEBT

The company meets its short-term financing needs by borrowing against cash balances and securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was $ 415,305 outstanding under this facility at December 31, 2013. The company has a $100,000 line of credit facility with JPMorgan Chase Bank at a rate tied to the Prime Rate. As of December 31, 2013 there were no amounts borrowed on this facility.

NOTE 7 – OTHER ASSETS

As of December 31, 2013, other assets primarily consisted prepaid expenses in the amount of $ 255,494 and other receivables and subsidiary loans of $ 577,480.

NOTE 8 – SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.